RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154


                                December 9, 2004


VIA EDGAR AND COURIER
---------------------

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 05-11
450 Fifth Street, NW
Washington DC, 20549
Attn.: William A. Bennett, Esq.
       John Reynolds, Esq.


      RE:   INNOVATIVE CARD TECHNOLOGIES, INC.
            REGISTRATION STATEMENT ON FORM SB-2
            FILE NO. 333-119814


Messrs. Bennett and Reynolds:

      On behalf of Innovative Card Technologies, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

      Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated November 19, 2004. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

GENERAL
-------


1. WE NOTE THAT THE REGISTRATION STATEMENT COVERS THE RESALE OF ALL THE COMPANY'S OUTSTANDING COMMON SHARES AS WELL AS SHARES UNDERLYING WARRANTS AND PREFERRED STOCK AND THAT A SUBSTANTIAL AMOUNT OF THESE SECURITIES ARE BEING OFFERED BY OFFICERS, DIRECTORS, MAJOR SHAREHOLDERS, PROMOTERS OR AFFILIATES. GENERALLY, WE VIEW RESALE

Securities and Exchange Commission
December 9, 2004
2



      TRANSACTIONS BY RELATED PARTIES OF THIS MAGNITUDE AS AN OFFERING "BY OR ON BEHALF OF THE ISSUER" FOR PURPOSES OF RULE 415(A)(4) OF REGULATION C. UNDER THE RULE, EQUITY SECURITIES OFFERED BY OR ON BEHALF OF THE REGISTRANT CANNOT BE SOLD "AT THE MARKET" PRICE UNLESS THE OFFERING SATISFIES THE REQUIREMENTS SET FORTH IN THE RULE. YOUR OFFERING DOES NOT APPEAR TO MEET THE REQUIREMENTS. PLEASE REVISE YOUR REGISTRATION STATEMENT TO PRICE THOSE SHARES OFFERED BY THESE PERSONS AND DISCLOSE THAT THESE PERSONS WILL CONDUCT THEIR OFFERING AT THE FIXED PRICE FOR THE DURATION OF THE OFFERING. THE PROSPECTUS SHOULD ALSO MAKE CLEAR THE FACT THAT THESE PERSONS ARE DEEMED UNDERWRITERS IN THIS OFFERING. REVISE YOUR PROSPECTUS ACCORDINGLY, INCLUDING YOUR COVER PAGE, SUMMARY AND PLAN OF DISTRIBUTION SECTION.


      For the reasons set forth below, we respectfully submit that the offering is a secondary offering and Rule 415(a)(4) is therefore inapplicable.

      The Registration Statement relates to the resale from time to time of up to 9,993,858 shares of the Company's common stock, which consists of:

      o     4,410,358 shares of common stock;

      o 500,000 shares of common stock and warrants to purchase 2,400,000 shares of common stock issued pursuant to the Securities Purchase Agreement dated December 23, 2003;

      o 2,408,500 shares of common stock underlying series A preferred stock issued pursuant to a private placement that the Company completed on October 18, 2004; and

      o 275,000 shares of common stock underlying series A preferred stock issued in a conversion of $275,000 unsecured advances owed to Alan Finkelstein, Bradley Ross and Luc Berthoud on June 22, 2004.


      We have reduced or eliminated the number of shares offered by each of the Company's affiliates, which currently include Alan Finkelstein, Forest Finkelstein, Charif Souki, Rita Souki and Lina Souki. The total number of shares offered by Alan and Forest Finkelstein in the Registration Statement is 554,055, or approximately 5% of the Company's issued and outstanding common stock, on an as-converted basis, as of December 9, 2004. The decision to offer these shares was made by Alan and Forest Finkelstein, respectively, not by the Company. While Alan and Forest Finkelstein are currently affiliates of the Company, the offering of their shares should not be deemed a primary offering. They are not acting as underwriters for the Company. The public resale of their shares will be exclusively for their benefit. Any such resale cannot be equated with a distribution for or on behalf of the issuer, an essential element for concluding that the affiliate is an "underwriter" within the meaning of
      Section 2(a)(11) of the Securities Act. In addition, given that the shares offered by Alan and Forest Finkelstein constitute a small percentage of the outstanding common stock of the Company, we believe that secondary sales would be permitted without meeting the requirements of Rule 415(a)(4).

Securities and Exchange Commission
December 9, 2004
3


      With respect to securities issued in the private placement pursuant to the Securities Purchase Agreement dated December 23, 2003, which was completed on May 5, 2004, and the private placement of series A preferred stock that the Company completed on October 18, 2004, these transactions satisfy the conditions of the Staff's position on the use of registration statements in PIPE financings and should not be deemed a primary offering on behalf of the Company. The stockholders that received securities in these financings have no power to direct the Company's corporate management and policies, except for Alan Finkelstein and Charif Souki. Mr. Souki and his immediate family members who reside with him are not offering shares in the Registration Statement. Alan Finkelstein is offering a very small percentage of shares for resale as discussed above. As a result, we believe that secondary sales by investors in the private placements would be permitted without meeting the requirements of Rule 415(a)(4).

2. PLEASE PROVIDE THE DEALER PROSPECTUS DELIVERY OBLIGATION ON THE OUTSIDE BACK COVER PAGE OF THE PROSPECTUS AS SET FORTH IN THE ITEM 502(B) OF REGULATION S-B.

      In response to the Staff's comment, the dealer prospectus delivery obligation statement has been added to the outside back cover page.

PROSPECTUS COVER PAGE
---------------------

3. PLEASE CLARIFY THAT THE NON-AFFILIATE SELLING SHAREHOLDERS WILL OFFER THEIR SHARES AT A STATED "FIXED" PRICE UNTIL THEY ARE QUOTED ON THE OTC BB AND A MARKET DEVELOPS.


      We have revised the disclosure to clarify that the selling stockholders will offer their shares at a stated "fixed" price until they are quoted on the OTC BB and a market develops. Please see our response above to Comment no. 1.


4. THE COVER PAGE SHOULD BE LIMITED TO ONE PAGE AND INCLUDE ONLY THE INFORMATION SPECIFIED IN ITEM 501(A) OF REGULATION S-B. IN AN EFFORT TO SATISFY THIS REQUIREMENT, PLEASE RELOCATE THE PENULTIMATE PARAGRAPH BEGINNING WITH "YOU SHOULD RELY ONLY ON..." TO A MORE APPROPRIATE LOCATION IN THE BODY OF THE PROSPECTUS AND DELETE THE LAST PARAGRAPH DESCRIBING THE LOCATION OF THE TABLE OF CONTENTS.


      In response to the Staff's comment, the paragraph beginning with "You should rely only on..." has been moved to the outside back cover page, and we have deleted the last paragraph.


PROSPECTUS SUMMARY, PAGE 1
--------------------------

5. PROVIDE THE DATE AND PLACE OF INCORPORATION FOR BOTH THE COMPANY AND ITS SUBSIDIARY. PROVIDE YOUR SUBSIDIARY'S FULL NAME AND INDICATE THAT IT IS WHOLLY-OWNED.

      The requested disclosure has been added.

Securities and Exchange Commission
December 9, 2004
4


6. PLEASE PROVIDE MORE DETAILED SUMMARY FINANCIAL INFORMATION IN THIS SECTION AND DISCLOSE THAT YOUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBTS AS TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

      In response to the Staff's comment, the requested disclosure has been added.

7. UNDER "THE OFFERING" SUBHEADING, PLEASE CLARIFY THAT THE SHARES OF PREFERRED STOCK WILL BE AUTOMATICALLY CONVERTED TO COMMON SHARES UPON THE EFFECTIVES OF THIS REGISTRATION STATEMENT. IN ADDITION, INDICATE THE DATE ON WHICH THE OFFERING WILL TERMINATE BOTH HERE AND IN THE PLAN OF DISTRIBUTION SECTION.


      In response to the Staff's comment, disclosure regarding the automatic conversion of the preferred stock and the termination date of the offering has been added. We respectfully note that the termination date of the offering is disclosed in the second to last paragraph of the Plan of Distribution section.


8.    INDICATE THE COMPANY'S WEBSITE ADDRESS.

      The Company does not have a website at this time.

9. ADVISE SUPPLEMENTALLY WHETHER OR NOT THE PRIVATE PLACEMENT HAS BEEN COMPLETED AND WHEN.

      The private placement pursuant to the Securities Purchase Agreement, dated December 23, 2004, was completed on May 5, 2004. The Series A Preferred Stock financing was completed on October 18, 2004.

RISK FACTORS, PAGE 3
--------------------

10. PLEASE DISCLOSE IN THE HEADING TO RISK FACTOR 2 THE FACT THAT YOUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

      The requested disclosure has been added.

11. YOU SHOULD PRESENT AS RISK FACTORS ONLY THOSE FACTORS THAT REPRESENT A MATERIAL RISK TO INVESTORS IN THIS OFFERING. SOME OF YOUR RISK FACTORS APPEAR GENERIC AND COULD APPLY TO ANY COMPANY WITHIN YOUR INDUSTRY AS WELL AS OTHER INDUSTRIES. WE NOTE, IN PARTICULAR, RISK FACTORS 5, 6, 9, 12, 13, 16, 17 AND 18. PLEASE DELETE THEM.

      After review of the risk factors indicated in the Staff's letter, the Company believes that some of the risks identified are specifically applicable to it and thus that disclosure of these risks is appropriate. In response to the Staff's comment, we have eliminated risk factors 9,12, 13, 16, 17 and 18 and revised risk factors 5 and 6 to clarify how they specifically apply to the Company.

12.   RISK FACTORS 7 AND 8 APPEAR DUPLICATIVE.

      We have revised risk factors 7 and 8 to eliminate duplicative disclosure.

Securities and Exchange Commission
December 9, 2004
5


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 10
----------------------------------------------------------

13.   PLEASE DELETE THE WORD "WILL" FROM YOUR LIST OF FORWARD LOOKING
      STATEMENTS.

      In response to the Staff's comment, we have eliminated the word "will" from our list of forward looking statements.

USE OF PROCEEDS, PAGE 11
------------------------

14. PLEASE RECONCILE THE AMOUNT YOU WILL RECEIVE FROM THE EXERCISE OF WARRANTS IN THIS SECTION ($2.4 MILLION) WITH THE AMOUNT DISCLOSED IN THE PLAN OF DISTRIBUTION SECTION ON PAGE 17 ($2,288,400).

      In response to the Staff's comment, we have revised the amount of proceeds from the exercise of warrants in the Use of Proceeds section from $2.4 million to $2,288,400.

SELLING STOCKHOLDERS, PAGE 12
-----------------------------

15. IT APPEARS MICHAEL PARADISE HAD A RELATIONSHIP WITH THE COMPANY DURING THE LAST 3 YEARS AS EVIDENCED BY HIS OWNERSHIP INTEREST IN ONE OF YOUR PREDECESSOR ENTITIES. PLEASE ADVISE WHETHER ITEM 507 OF REGULATION S-B REQUIRES THAT THIS RELATIONSHIP BE DISCLOSED.

      We supplementally advise the Staff that Michael Paradise's relationship with the Company is and has only been as an investor. Michael Paradise has not held any positions with the Company and has not had any material relationships with the Company. As a result, we respectfully submit that
      Item 507 of Regulation S-B does not require disclosure concerning Mr. Paradise in the section entitled "Selling Stockholders."

16. FOR PURPOSES OF DETERMINING BENEFICIAL OWNERSHIP, PLEASE IDENTIFY THE CONTROL PERSON(S) FOR EACH SELLING SHAREHOLDER IF IT INVOLVES A RELATED PARTY.


      We have revised our disclosure has been revised to identify the control person(s) for all non-natural selling stockholder.


17. REFERENCE IS MADE TO FOOTNOTE 7. GIVEN THAT MR. KESSLER HAS VOTING AND INVESTMENT CONTROL OVER THE SECURITIES HELD BY BRISTOL CAPITAL ADVISORS, WE DO NOT UNDERSTAND MR. KESSLER'S DISCLAIMER OF BENEFICIAL OWNERSHIP. PLEASE PROVIDE THE BASIS FOR THIS DISCLAIMER. SEE ALSO FOOTNOTE 4 ON PAGE 22.


      We have revised footnote 7 on page 11 and footnote 7 on page 21 to clarify the basis for Mr. Kessler's disclaimer of beneficial ownership.


PLAN OF DISTRIBUTION, PAGE 17
-----------------------------


18. CLARIFY THAT AFFILIATES OF THE COMPANY WILL OFFER THEIR SHARES AT THE STATED FIXED PRICE FOR THE DURATION OF THE OFFERING AND OTHER PERSONS WILL OFFER AT THEIR STATED FIXED PRICE UNTIL THE SECURITIES ARE QUOTED ON THE BULLETIN BOARD, OR OTHER RECOGNIZED EXCHANGE.

Securities and Exchange Commission
December 9, 2004
6


      In response to the Staff's comment, the Company respectfully submits that Alan Finkelstein's and Forest Finkelstein's offering of a small portion of their shares should not be deemed a primary distribution of securities by or on behalf of the Company. Please see our response to the Staff's Comment no. 1 above.

19. REGARDING THE REFERENCE TO "THEIR SUCCESSORS, ...TRANSFEREES, PLEDGES, OR DONEES OR THEIR SUCCESSORS-IN-INTEREST," PLEASE NOTE THAT ALL PERSONS USING THIS PROSPECTUS MUST BE NAMED AS SELLING SHAREHOLDERS AND ALL DISCLOSURE PURSUANT TO ITEM 507 OF REGULATION S-B MUST BE INCLUDED IN THE PROSPECTUS. THIS MAY BE ACCOMPLISHED IN AN EFFECTIVE REGISTRATION STATEMENT BY MEANS OF A PROSPECTUS SUPPLEMENT FILED PURSUANT TO RULE 424(B) OF REGULATION C.

      Noted.

MANAGEMENT, PAGE 18
-------------------

20. UNDER "BUSINESSES EXPERIENCE," PLEASE IDENTIFY ALL COMPANIES THAT ARE PUBLIC REPORTING COMPANIES. SEE ITEM 401(A) (5) OF REGULATION S-B.

      In response to the Staff's comment, we have added the requested disclosure. Charif Souki presently holds the positions of Director and Chairman of the Board of Directors for Cheniere Energy, Inc., a public reporting company. John A. Ward, III holds the position of Director at Co-Active Marketing Group, Inc., Primus Guaranty, Ltd, and Rewards Network, Inc. all of which are public reporting companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 21
-----------------------------------------------------------------------

21. THE TABLE OF BENEFICIAL OWNERSHIP SHOULD REFLECT AMOUNTS OWNED AS THE MOST RECENT PRACTICABLE DATE. SEE ITEM 403 OF REGULATION S-B. THE INFORMATION PROVIDED IS AS OF OCTOBER 11, 2004. GIVEN THAT SHARES WERE ISSUED ON OCTOBER 18, 2004, PLEASE UPDATE THIS DISCLOSURE.

      In response to the Staff's comment, we have updated the beneficial ownership disclosure.

22. PLEASE IDENTIFY THE CONTROL PERSON(S) FOR ALL NON-NATURAL SHAREHOLDERS. IT IS THE BENEFICIAL OWNERS OF THE REGISTRANT'S SHARES THAT ITEM 403 REQUIRES.

      We have revised our disclosure to identify the control person(s) for all non-natural stockholders in the table of beneficial ownership.

23. THE TOTAL VOTING CONTROL OF EACH PERSON IS NOT CLEAR FROM THE DISCLOSURE IN THIS SECTION. PLEASE ADD DISCLOSURE INDICATING THE TOTAL FOR EACH PERSON, INCLUDING THEIR COMMON AND PREFERRED HOLDINGS, ASSUMING CONVERSION.

      In response to the Staff's comment, we have eliminated the table entitled "Preferred Stock" and have revised the disclosure to include the total of each person's common and preferred holdings, assuming conversion, in this section.

Securities and Exchange Commission
December 9, 2004
7


DESCRIPTION OF SECURITIES, PAGE 23
----------------------------------


24. PLEASE DISCLOSE THAT THE COMPANY IS AUTHORIZED TO ISSUE 3.1 MILLION SHARES OF SERIES A PREFERRED. IN ADDITION, DISCLOSE THE CONVERSION TERMS OF THE SERIES A PREFERRED AND EXPLAIN HOW THE CONVERSION PRICE IS CALCULATED.

      The requested disclosure has been made.

DESCRIPTION OF BUSINESS, PAGE 25
--------------------------------

      History and Development of the Company
      --------------------------------------

25. WE NOTE THAT THE COMPANY CHANGED ITS NAME ON JUNE 25, 2004. PLEASE FILE THE AMENDMENT TO THE ARTICLES REFLECTING THIS NAME CHANGE.

      In response to the Staff's comment, the amendment to the articles dated June 25, 2004 has been added as exhibit no. 3.3.

26. FOR EACH PREDECESSOR AND SUBSIDIARY DISCUSSED, IDENTIFY THE PROMOTER(S) AND/OR CONTROL PERSON(S).

      In response to the Staff's comment, we have identified the control persons for each predecessor and subsidiary.

      Visa International
      ------------------

27. PLEASE FILE THE AGREEMENT WITH VISA AS AN EXHIBIT. WE NOT THAT VISA HAS AGREED TO "FACILITATE" PRESENTATIONS DURING THE FIRST 6 MONTHS. BRIEFLY EXPLAIN WHAT IS MEANT BY "FACILITATE" AND DISCUSS WHETHER YOU WILL BECOME RESPONSIBLE FOR THESE PRESENTATIONS AT THE END OF THE 6-MONTH PERIOD. IF THIS REPRESENTS A MATERIAL COST TO THE COMPANY, PLEASE DISCUSS.


      In response to the Staff's comment, we have filed the VISA agreement as exhibit 10.18 and have supplementally submitted a request for confidential treatment of certain redacted portions. We have added disclosure concerning the meaning of "facilitate" in the context of VISA's agreement to "facilitate" presentations for six months. We supplementally advise the Staff that we are currently responsible to pay for our personal costs associated with these presentations and will continue to be responsible for our personal costs beyond the first six months, which we believe do not represent a material cost to the Company.


      The LensCard Product
      --------------------

28. WE NOTE THAT 8% OF EXISTING CARDHOLDERS WHO WERE SOLICITED BY MAIL REQUESTED A LENSCARD. PLEASE DISCLOSE THE NUMBER OF PERSONS SOLICITED.

      As the number of persons solicited is confidential information belonging to the credit card issuer, we cannot disclose the information requested in the Registration Statement.

Securities and Exchange Commission
December 9, 2004
8


      Therefore, we have eliminated the reference to the "8% of existing cardholders who were solicited by mail requested a LensCard."

29. YOU STATE THAT YOUR RESEARCH SHOWS YOUR LENSCARD PRODUCT SIGNIFICANTLY REDUCED ATTRITION RATES. PLEASE SUBSTANTIATE THIS STATEMENT AND EXPLAIN THE TYPE OF RESEARCH EMPLOYED.


      As the research that shows the LensCard product significantly reduced attrition rates is confidential information belonging to the credit card issuer, we cannot disclose the information in the Registration Statement. We have deleted this reference from the Registration Statement.


      Research and Development
      ------------------------

30. WE NOT THAT YOU HAVE PURCHASED MATERIALS AND COMPONENTS FOR YOUR PRODUCTS FROM A NUMBER OF TECHNOLOGY COMPANIES. PLEASE PROVIDE THE NAMES OF THESE SUPPLIERS. SEE ITEM 101(B) (5) OF REGULATION S-B.

      The requested disclosure regarding the names of suppliers has been disclosed.

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 29
-------------------------------------------

      Overview
      --------

31.   PLEASE NAME THE "PREDECESSOR ENTITIES."

      The requested disclosure has been added.

32. WE ARE UNCLEAR HOW YOU INTEND TO GENERATE REVENUE. IN THIS REGARD, WE NOTE REFERENCE TO VARIOUS REVENUE SHARING ARRANGEMENTS, LICENSING AGREEMENTS AND ROYALTY PAYMENT AGREEMENTS. DISCUSS YOUR REVENUE MODEL AND ELABORATE ON ALL SUCH ARRANGEMENTS THAT YOU INTEND TO EMPLOY IN FURTHERANCE OF YOUR REVENUE MODEL.

      In response to the Staff's comment, we have added disclosure regarding our revenue model.

33. IN CONNECTION WITH THE ABOVE COMMENT, PLEASE DISCUSS THE VARIOUS REVENUE SHARING ARRANGEMENTS, LICENSING AGREEMENTS AND ROYALTY PAYMENT AGREEMENTS CURRENTLY IN EFFECT AND THE IMPACT THESE WILL HAVE ON YOUR RESULTS OF OPERATIONS.

      In response to the Staff's comment, we have added the requested disclosure.

34. WITH RESPECT TO YOUR POWER INLAY TECHNOLOGY PRODUCTS, PLEASE REVISE TO DISCLOSE THE FOLLOWING:

      o     THE CURRENT STATUS OF DEVELOPMENT,

      o     THE NATURE AND TIMING OF THE REMAINING EFFORTS FOR COMPLETION,

      o     THE ANTICIPATED COMPLETION DATES,

Securities and Exchange Commission
December 9, 2004
9


      o     THE DATES THAT YOU EXPECT TO BEGIN BENEFITING FROM THE PRODUCTS,

      o     THE PROJECTED COSTS TO COMPLETE THE PRODUCTS,

      o THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT WITHIN A REASONABLE PERIOD OF TIME, AND

      o     THE RISKS INVOLVED IF THE PRODUCTS ARE NOT COMPLETED ON A TIMELY
            BASIS.

      IN SUBSEQUENT FILINGS, UPDATE THE DISCLOSURE TO DISCUSS THE CURRENT STATUS OF THE PROJECT AND THE EFFECT OF ANY DELAYS.

      The requested disclosure regarding our products under development has been added. We will update the disclosure to discuss the current status of the projects and the effect of any delays in subsequent filings with the Securities and Exchange Commission.

35. WE NOTE A SUBSCRIPTION RECEIVABLE IN THE AMOUNT OF $445,000 ON THE BALANCE SHEET AS OF JUNE 30, 2004. SUPPLEMENTALLY ADVISE WHAT THIS IS AND HOW IT MAY IMPACT THE CLAIMED EXEMPTIONS.


      We supplementally advise the Staff that the subscription receivable relates to funds that were received in escrow by the Company's attorneys, Richardson & Patel, in connection with the Series A Preferred Stock financing, which we completed on October 18, 2004.


36. WE NOTE REFERENCE TO YOUR CAPITAL REQUIREMENTS FOR THE NEXT 12 MONTHS. PLEASE QUANTIFY WHAT YOUR CAPITAL REQUIREMENTS FOR THIS PERIOD WILL BE AND ALLOCATE THE SAME.

      In response to the Staff's comment, we have added the requested information.

RESULTS OF OPERATIONS: SIX MONTHS ENDED JUNE 30, 2003 AND 2004
--------------------------------------------------------------

37. PLEASE PROVIDE THE REASON WHY YOU RECEIVED FEWER ROYALTIES FROM LENSCARD PRODUCT IN THE SIX MONTHS ENDED JUNE 30, 2004.

      The requested disclosure regarding the reason why we received fewer royalties from LensCard product in the most recent interim period has been added.

38. WE NOTE THAT YOU EXPECT YOUR "CONSULTING EXPENSES" TO INCREASE IN ABSOLUTE DOLLARS. PLEASE EXPLAIN WHAT THESE ARE, TO WHOM THEY ARE PAID AND BY HOW MUCH YOU EXPECT THEM TO INCREASE.


      We do not expect consulting expenses to increase in absolute dollars. This is a typographical error. Rather we expect research and development expenses to increase in absolute dollars.


      LIQUIDITY AND CAPITAL RESOURCES
      -------------------------------

39. IN ADDITION TO DISCLOSING THAT YOUR OPERATIONS HAVE BEEN FUNDED TO DATE THROUGH BANK LOANS, PLEASE ALSO DISCLOSE THAT THEY HAVE BEEN FUNDED THROUGH THE SALE OF YOUR SECURITIES.

      We have added the requested disclosure.

Securities and Exchange Commission
December 9, 2004
10



40. REFERENCE IS MADE TO THE SECURITIES PURCHASE AGREEMENT WITH BRISTOL CAPITAL, LLC. PLEASE FILE THE WAIVER OF THE CLOSING CONTINGENCY AS A MATERIAL EXHIBIT.

      In response to the Staff's comment, we have filed the waiver of the closing contingency as exhibit 10.5(a).

41. REFERENCE IS MADE TO YOUR VARIOUS "LINES OF CREDIT." FOR EACH LINE OF CREDIT, DISCLOSE THE AMOUNT AVAILABLE AS OF THE MOST RECENT PRACTICABLE DATE AS WELL AS THE AMOUNT DRAWN TO DATE.

      We have revised our disclosure as requested.


42. WE NOTE YOUR DISCUSSION REGARDING THE LOAN FOR $246,128 AND THREE LINES OF CREDIT AGREEMENTS. REVISE TO CLARIFY WHETHER THE THREE $150,000 LINES OF CREDIT WERE ALSO ENTERED INTO ON MAY 24, 2004, AND THE STATUS OF THE NOTES PAYABLE ENTERED INTO ON APRIL 22, 2003, JULY 16, 2003 AND SEPTEMBER 24, 2003. UPDATE THIS DISCUSSION TO ADDRESS THE REMAINING LOANS OUTSTANDING DISCUSSED IN NOTE 5, THEIR RELEVANT REPAYMENT TERMS, AND HOW THE COMPANY INTENDS TO REPAY THESE LOANS, WHICH ARE ALL CURRENT AS OF JUNE 30, 2004.


      We have updated our disclosure as requested.

43. ON PAGE 3, YOU APPEAR TO USE THE TERM "LINE OF CREDIT" TO REFER TO THE THREE $150,000 NOTES PAYABLE. THE STATEMENT OF CASH FLOWS REFERS TO ALL OF THE COMPANY'S DEBT AGREEMENTS AS "LINES OF CREDIT." HOWEVER THE DEBT AGREEMENTS ARE REFERRED TO AS "NOTES PAYABLE" ON THE BALANCE SHEET, NOTE 5 AND ELSEWHERE. REVISE TO CONSISTENTLY REFER TO EACH AGREEMENT AS A NOTE PAYABLE OR LINE OF CREDIT, AS APPROPRIATE. IF THE COMPANY HAS ONE OR MORE LINES OF CREDIT, REVISE TO DISCLOSE WHETHER ANY AVAILABLE BORROWING CAPACITY EXISTS AS OF JUNE 30, 2004.


      The three $150,000 notes are not a "line of credit", rather they are notes payable. Therefore, we have revised our disclosure as requested.


      Six months ended June 30, 2004 and six months ended June 30, 2003

44. PLEASE REVISE TO DISCLOSE THAT $1,825,000 OF PREFERRED STOCK WAS SOLD, BUT THE CASH WAS NOT YET COLLECTED FOR $445,000 RESULTING IN NET PROCEEDS AS OF JUNE 30, 2004 OF $1,380,000.

      We have updated the Registration Statement with financial information for the interim period ended September 30, 2004.


45. IN NOTE 5 TO THE FINANCIAL STATEMENTS, WE NOTE THE REDUCTION OF LOANS IN THE AMOUNT OF $448,520 AND $200,000 DURING THE SIX MONTHS ENDED JUNE 30, 2004. PLEASE UPDATE TO DISCLOSE HOW THESE LOAN REDUCTIONS COUPLED WITH THE NEW LOAN OF $245,128 AFFECTED NET CASH PROVIDED BY FINANCING.

Securities and Exchange Commission
December 9, 2004
11



      We have updated Note 5 to the financial statements with information for the interim period ended September 30, 2004 and the liquidity and capital resources section on page 31 of the Registration Statement.


46. DISCLOSE IN THE LAST PARAGRAPH THE ESTIMATED OFFERING EXPENSES YOU EXPECT TO PAY ON BEHALF OF SHAREHOLDERS.

      In response to the Staff's comment, we have added the requested disclosure.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 33
-------------------------------------------------------

47.   WE ARE UNABLE TO LOCATE FOOTNOTE 7 OR 8 FROM THE TABLE ON PAGE 34.

      We have added footnote 7 and 8 to the table on page 34, which were previously omitted due to a clerical error.

48. PLEASE DISCLOSE THE NATURE AND AMOUNT OF THE ACCOUNT PAYABLE OWED TO FOREST FINKELSTEIN.

      We have revised our disclosure regarding the account payable to Forest as requested.

49. REFERENCE IS MADE TO NOTE 8 IN THE FINANCIAL STATEMENTS WHERE YOU DISCUSS VARIOUS CONSULTING AGREEMENTS WITH RELATED PARTIES. PLEASE IDENTIFY THESE PARTIES, THE NATURE OF THE SERVICES PROVIDED AND THE AMOUNT RENDERED.


      The consulting agreements are for services that Forest Finkelstein and Alan Finkelstein provided to us. Alan Finkelstein provided us services in the capacity as a Chief Executive Officer and inventor while Forest Finkelstein provides us client relations, market research, and website development services.

      For Alan Finkelstein, during the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004 and 2003, the Company paid Alan Finkelstein, $100,000, $162,500, $0 and $0 respectively.

      For Forest Finkelstein, during the years ended December 31, 2003, and 2002 and the nine months ended September 30, 2004 and 2003, the Company paid Alan Finkelstein, $26,667, $14,667, $0 and $26,667 respectively.


50.   PLEASE IDENTIFY YOUR PROMOTERS AND PROVIDE THE INFORMATION REQUIRED UNDER
      ITEM 404(D) OF REGULATION S-B.

      In response to the Staff's comment, we respectfully submit that we do not have any promoters.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTES, PAGE 35
----------------------------------------------------------------

51. REFERENCE IS MADE TO THE RESTRICTED OFFERING ENGAGED IN WITH BRISTOL CAPITAL, LLC. PLEASE IDENTIFY THE DESIGNEES TO WHOM WARRANTS AND STOCK WERE ISSUED.

      The requested disclosure has been added.

52. WE NOTE THAT BRISTOL CAPITAL HELPED ARRANGE FINANCING FROM APRIL 7, 2004 TO OCTOBER 18, 2004. SUPPLEMENTALLY ADVISE WHETHER THESE SERVICES CONSTITUTE BROKER-DEALER ACTIVITY.

      We respectfully submit that Bristol Capitol's activities should not be deemed to constitute broker-dealer activity. Pursuant to the Securities Purchase Agreement, dated December 23, 2003, Bristol Capital's role in the financing from April 7, 2004 to October 18, 2004 was limited to introduction of potential investors to the Company. Bristol Capital did not participate in any negotiations between such potential investors and the Company or

Securities and Exchange Commission
December 9, 2004
12



      undertake any advisory, evaluation or decision-making function in connection with the financing. The contingency for introducing potential investors to us was waived on May 5, 2004. They received securities pursuant to the Securities Purchase Agreement as investors.


                              FINANCIAL STATEMENTS

DEVELOPMENT STAGE COMPANY
-------------------------

53. YOU STATE THE ISSUER IS A DEVELOPMENT STAGE COMPANY IN THE PROSPECTUS SUMMARY, MD&A, FOOTNOTES TO THE FINANCIAL STATEMENTS AND ELSEWHERE IN THE FILING. AS SUCH, REVISE TO PROVIDE THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION REQUIRED BY PARAGRAPH 11 OF SFAS 7. PLEASE NOT THAT AUDITOR ASSOCIATION WITH THE CUMULATIVE DATA IS REQUIRED AS LONG AS THE ISSUER IS IN THE DEVELOPMENT STAGE.


      In response to the Staff's comment, we have eliminated references to the issuer as a development state company in the Registration Statement.


STATEMENTS OF OPERATIONS
------------------------

54. DISCLOSE THE NATURE AND AMOUNT OF THE MAJOR COMPONENTS OF GENERAL AND ADMINISTRATIVE EXPENSES IN A NOTE OR STATE THEM SEPARATELY ON THE STATEMENT OF OPERATIONS FOR THE PERIODS PRESENTED. REVISE MD&A TO DISCUSS MATERIAL CHANGES IN THE COMPONENTS OF GENERAL AND ADMINISTRATIVE EXPENSES.

      We have added the requested disclosure.

SUBSCRIPTION RECEIVABLE
-----------------------

55. ON THE BALANCE SHEET, PLEASE RECLASSIFY THE SUBSCRIPTION RECEIVABLE FROM CURRENT ASSETS TO THE SHAREHOLDERS' DEFICIT SECTION, AS A REDUCTION OF CAPITAL OR PROVIDE US WITH THE BASIS IN ACCOUNTING LITERATURE TO SUPPORT YOUR CURRENT PRESENTATION. ALSO, REVISE THE STATEMENT OF CASH FLOWS TO ELUCIDATE THE RELATIONSHIP BETWEEN "PROCEEDS FROM SERIES A PREFERRED STOCK OFFERING" AND "SUBSCRIPTION RECEIVABLE."

      The subscription receivable has been reflected as an asset based on the third paragraph of the Interpretive Response in SAB Topic 4.E, which states that a receivable would not be deducted from stockholders' equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.

      At June 30, 2004, there was a subscription receivable of $445,000 that was received on August 9, 2004, which is prior to the filing date of the initial Form SB-2 of October 19, 2004.

Securities and Exchange Commission
December 9, 2004
13


      NOTE 1 - ORGANIZATION
      ---------------------

56. IN ITEM 26, YOU DISCLOSE THE COMPANY ISSUED 5,500,000 SHARES OF COMMON STOCK "AT A FAIR MARKET VALUE OF $1.00 PER SHARE" IN EXCHANGE FOR ROYALTY RIGHTS. HOWEVER, THE STATEMENT OF SHAREHOLDERS' DEFICIT REPORTS THIS TRANSACTION OCCURRING WITH A DEBIT TO ADDITIONAL PAID-IN CAPITAL OF $5,500, OFFSETTING THE PAR VALUE OF THE COMMON STOCK. FURTHERMORE, IT APPEARS THE TRANSACTION SHOULD BE RECORDED AT THE TRANSFERORS' HISTORICAL COST BASIS. SEE SAB TOPIC 5G. REVISE THE FINANCIAL STATEMENTS AS NECESSARY, SUPPLEMENTALLY EXPLAIN THE COMPANY'S TREATMENT AND PROVIDE SUPPORTING ACCOUNTING GUIDANCE.

      The disclosure in Item 26 was a typographical error and has been eliminated. The fair market value of the shares issued should have been $0. The error has been corrected.

      NOTE 5 - NOTES PAYABLE
      ----------------------

57. YOU DISCLOSE THAT FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003 YOU BORROWED $448,520 AND $650,000 IN NOTES PAYABLE, RESPECTIVELY, YET THE STATEMENT OF CASH FLOWS REFLECTS PROCEEDS FROM LOANS FOR $350,000 AND $745,520 DURING THE SAME PERIODS. PLEASE REVISE AND RECONCILE APPROPRIATELY.

      The statement of cash flows has been revised to reflect cash proceeds and repayments on a gross basis. The footnote discloses what the balance outstanding was at December 31, 2003 and June 30, 2004, not what was borrowed. The Company borrowed $350,000 during the year ended December 31, 2002 under a note payable that had a maximum borrowing limit of $450,000. These proceeds are reflected in the Statement of Cash Flows for the year ended December 31, 2002. The Company borrowed the remaining $100,000 under this note during the year ended December 31, 2003 in addition to entering into the new loan agreements totaling $650,000 during the same year for total proceeds of $750,000 as shown in the Statement of Cash Flows for that year.

58. WE NOTE THE $448,520 NOTE PAYABLE WAS NO LONGER OUTSTANDING AS OF JUNE 30, 2004. HOWEVER THE FIRST PARAGRAPH OF NOTE 5 STATES THE NOTE "HAS BEEN RENEWED THROUGH APRIL 30, 2005." REVISE TO CLARIFY WHETHER THE NOTE HAS BEEN PAID OFF PRIOR TO THE MATURITY DATE AND WHETHER THE COMPANY HAS ANY ADDITIONAL BORROWING CAPACITY UNDER THE AGREEMENT THROUGH APRIL 30, 2005. REVISE THE STATEMENT OF CASH FLOWS TO PRESENT GROSS PROCEEDS AND GROSS REPAYMENTS OF NOTES PAYABLE ON SEPARATE LINE ITEMS.

      We have revised the disclosure regarding gross proceeds and gross repayments of notes payable on separate line items.

59. IN "MD&A - LIQUIDITY AND CAPITAL RESOURCES", YOU STATE THAT THE COMPANY OBTAINED A LOAN FOR $246,128 ON MAY 24, 2004, WHEREAS IN NOTE 5, YOU STATE THAT THE LOAN WAS OBTAINED ON MARCH 24, 2004. PLEASE RECONCILE AND REVISE APPROPRIATELY.

      The amount of the note payable outstanding contained a typographical error regarding the balance outstanding at June 30, 2004. The balance outstanding was $241,683.

Securities and Exchange Commission
December 9, 2004
14


NOTE 6 - COMMITMENTS
--------------------

      Lease

60. IN "DESCRIPTION OF PROPERTY" ON PAGE 33, YOU DISCLOSE THAT THE COMPANY AGREED TO PAY "15.03% OF ANY ADDITIONAL RENTS OR CHARGES OF ANY KIND DUE FROM BEMEL & ROSS TO THE MASTER LANDLORD". PLEASE UPDATE THE NOTES TO THE FINANCIAL STATEMENTS TO INCLUDE THIS SUBLEASE TERM. ALSO, PLEASE DESCRIBE, IN THE NOTES, THE NATURE OF THE ADDITIONAL RENTS OR CHARGES THAT MAY BE DUE.

      In response to the Staff's comment, we have updated the notes to our financial statements to include this sublease term and have added a description regarding the nature of the additional rents that may be due.

      Revenue Sharing Agreements

61. REVISE TO CLARIFY WHETHER THE "CERTAIN INDIVIDUALS" ARE RELATED PARTIES AND, IF SO, DISCLOSE THE NATURE OF THE RELATIONSHIP. DISCLOSE THE CURRENT STATUS OF THESE ROYALTY AGREEMENTS. CLARIFY WHETHER THESE ROYALTY RIGHTS ARE THE SAME ONES TRANSFERRED TO THE COMPANY ON APRIL 2, 2004. CLARIFY THE ROYALTY RIGHTS CURRENTLY HELD BY THIRD PARTIES. YOU DISCLOSE THERE WERE NO PAYMENTS "AS OF DECEMBER 31, 2003 AND JUNE 30, 2004." REVISE TO DISCLOSE THE AMOUNT OF ROYALTY PAYMENTS, IF ANY, DURING THE YEARS ENDING DECEMBER 31, 2002 AND 2003 AND THE SIX MONTHS ENDED JUNE 30, 2004.

      We have revised the disclosure as requested.

      Patent and Trademark License Agreements

62. WE NOTE THE AGREEMENTS IN EFFECT STATE THAT ROYALTIES ARE TO BE PAID QUARTERLY. SINCE THE COMPANY'S REVENUE RECOGNITION POLICY IS TO RECOGNIZE ROYALTY REVENUE WHEN THE LICENSEE REPORTS SALES TO THE COMPANY, PLEASE SUPPLEMENTALLY TELL US THE FREQUENCY THAT THE COMPANY RECEIVES SALES REPORTS FROM THE LICENSEES. ALSO, SINCE YOU STATE THAT THE COMPANY WILL RECEIVE ROYALTIES FOR EACH "LICENSED PRODUCT ISSUED", THIS IMPLIES THAT THE AGREEMENTS ARE FOR THE LENSCARD AND ANY FUTURE PRODUCTS. PLEASE REVISE DISCLOSURE IF THE AGREEMENTS ARE SOLELY FOR THE LENSCARD.

      We have revised the disclosure as requested.

NOTE 7 - SHAREHOLDERS' DEFICIT
------------------------------

Preferred Stock

63. WE NOTE THE $2,568,500 PROCEEDS FROM THE SALE OF PREFERRED STOCK, WHICH APPEARS TO INCLUDE THE PROCEEDS FROM $340,000 IN CONVERTIBLE PROMISSORY NOTES CONVERTED TO 340,000 SHARES OF PREFERRED STOCK ON MAY 5, 2004. PLEASE UPDATE THIS DISCLOSURE (AND NOTE 1) TO CLARIFY THAT THE PROCEEDS OF $2,568,500 INCLUDES THE $340,000 PROCEEDS FROM THE CONVERTIBLE PROMISSORY NOTES, BUT EXCLUDES PROCEEDS FROM THE $275,000 DEBT OWED TO THE COMPANY. ALSO, UPDATE DISCLOSURE TO DISCUSS THE $445,000 STOCK RECEIVABLE.

Securities and Exchange Commission
December 9, 2004
15


      In response to the Staff's comment, we have revised the disclosure. Please note that the Company received $445,000 stock receivable on August 9, 2004, and therefore, is not longer receivable as of September 30, 2004 and not included in the updated disclosure in the Registration Statement.

64. WE NOT DISCLOSURE ON THE BALANCE SHEET OF DIVIDENDS IN ARREARS OF $28,997 AS OF JUNE 30, 2004. ON PAGE 35, YOU STATE THE COMPANY HAS NEVER PAID ANY DIVIDENDS. EXPAND THIS DISCLOSURE TO DISCUSS THE DIVIDENDS THAT HAVE BEEN DECLARED. EXPAND THE DISCUSSION OF DIVIDENDS IN NOTE 7 TO THE FINANCIAL STATEMENTS TO ADDRESS THE DIVIDENDS IN ARREARS AND DISCLOSE WHETHER THE DIVIDENDS ARE REFLECTED AS A LIABILITY ON THE BALANCE SHEET.

      Under generally accepted accounting principles, for cumulative preferred stock, dividends not paid in any year must be made up in a later year before any profits can be distributed to common stockholders. If the directors fail to declare a dividend, the dividend is said to have been "passed." Any passed dividend on cumulative preferred stock constitutes a dividend in arrears. Because no liability exists until the board of directors declares a dividend, a dividend in arrears is not recorded as a liability but is disclosed in a note to the financial statements. Dividends in arrears do no accumulate on non-cumulative preferred stock.

      As disclosed in Note 1 to the financial statements, the Company's preferred stock is non-cumulative. In addition, the Company's board has not declared a dividend. Therefore, the discussion of the dividends in arrears has been removed from Stockholders' Equity on the Balance Sheet and no discussion of dividends in arrears or of dividends declared has been included in Note 7, and no dividends are recorded as a liability.

      NOTE 8 - RELATED PARTY TRANSACTIONS
      -----------------------------------

65. "IN CONSULTING SERVICES" ON PAGE 35, YOU STATE THAT CONSULTING FEES PAID TO FOREST FINKELSTEIN IN 2003 WERE $26,666 YET IN NOTE 8 YOU STATE THE CONSULTING FEES PAID FOR THE SAME PERIOD WERE $126,667. PLEASE EXPLAIN SUPPLEMENTALLY AND REVISE AS NECESSARY.

      This was a typographical error. We have revised the disclosure to clarify that the amount paid to Forest in 2003 was $26,666.

      Advances Payable - Related Parties

66. PLEASE REVISE TO DISCLOSE THE ORIGINATION DATES OF THE $275,000 IN ADVANCES, THE NATURE OF THE RELATIONSHIP WITH THE RELATED PARTIES, AND ANY OTHER RELEVANT TERMS. REFER TO SFAS 57. ALSO, PLEASE CLARIFY THAT THE $275,000 IN ADVANCES WAS CONVERTED TO PREFERRED STOCK IN THE PERIOD ENDED JUNE 30, 2004.

      Advances payable - related parties at December 31, 2003 and September 30, 2004 consisted of unsecured advances that were made to the Company for working capital purposes that were originally advanced to the company in 2001 and 2002. The related parties, at that time, that advanced the funds to the Company were Luc Berthoud, Bradley

Securities and Exchange Commission
December 9, 2004
16



      Ross, and Alan Finkelstein. The advances were non-interest-bearing and payable upon demand. Luc Berthoud, Bradley Ross and Alan Finkelstein converted their $275,000 in advances owed to them by the company into 275,000 shares of Series A Preferred Stock on June 22, 2004.

67. IN THE STATEMENT OF CASH FLOWS AND SHAREHOLDERS' DEFICIT AS WELL AS IN OTHER AREAS THROUGHOUT THE FILING, YOU REFER TO THE $275,000 ADVANCES AS "NOTES" OR "NOTES PAYABLE" WHEREAS IN NOTE 8, THEY ARE DESCRIBED AS "UNSECURED ADVANCES". PLEASE REVISE THE DOCUMENT TO CLARIFY THE NATURE OF THE $275,000 LIABILITY.

      We have revised our disclosure to reflect that the $275,000 constituted unsecured advances payable.

Accounts Payable - Related Parties

68. PLEASE REVISE TO DISCLOSE THE DUE DATE OF THE LIABILITIES, THE NATURE OF THE RELATIONSHIP WITH THE RELATED PARTIES AND ANY OTHER RELEVANT TERMS. REFER TO SFAS 57.

      We have revised the disclosure as requested.

      STOCK OPTIONS AND WARRANTS
      --------------------------

69. WE NOTE THE 2,400,000 WARRANTS ISSUED TO BRISTOL CAPITAL. ALSO, IN "SELLING STOCKHOLDERS", WE NOTE THE WARRANTS ISSUED TO MULTIPLE OTHER INDIVIDUALS. UPDATE THE NOTES TO THE FINANCIAL STATEMENTS TO INCLUDE THE DISCLOSURES REQUIRED BY SFAS 123, AS AMENDED BY SFAS 148.

      In response to the Staff's comment, we have revised the requested disclosure.

INCOME TAXES
------------

70. ALTHOUGH LENSCARD INTERNATIONAL IS A FOREIGN CORPORATION, THE INCOME STATEMENT SHOULD INCLUDE THE EFFECTS OF INCOME TAXES THAT RESULT FROM THE ENTERPRISE'S ACTIVITIES, INCLUDING DOMESTIC AND FOREIGN TAXES. REVISE THE DISCLOSURE IN NOTE 3 TO CLARIFY AND PROVIDE ALL APPLICABLE DISCLOSURES FOR THE COMPANY REQUIRED BY SFAS 109, INCLUDING THE DEFERRED TAXES RESULTING FROM ANY NET OPERATING LOSS CARRYFORWARDS AND ANY RELATED VALUATION ALLOWANCES.

      In response to the Staff's comment, we have revised Note 3 to clarify and provide applicable disclosures as required by SFAS 109.

EARNINGS PER SHARE
------------------

71. PLEASE REVISE TO PROVIDE ALL APPLICABLE DISCLOSURES REQUIRED BY SFAS 128, INCLUDING THE EFFECT THAT HAS BEEN GIVEN TO PREFERRED DIVIDENDS IN ARRIVING AT INCOME AVAILABLE TO COMMON SHAREHOLDERS IN COMPUTING BASIC EPS.

      In response to the Staff's comment, we have added the requested disclosure to Note 3.

Securities and Exchange Commission
December 9, 2004
17


INTERIM FINANCIAL STATEMENTS
----------------------------

72. Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item 310(b) of Regulation S-B.

      We have added the requested disclosure in Note 1.

GENERAL
-------

73.   PLEASE NOTE THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

      Noted.

74. A CURRENTLY DATED CONSENT OF THE INDEPENDENT PUBLIC ACCOUNTANT SHOULD BE PROVIDED IN ALL AMENDMENTS TO THE REGISTRATION STATEMENT.

      In response to the Staff's comment, we attach the independent public accountant's consent as exhibit 23.1.


                                     PART II

ITEM 25. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

75. FOR EACH UNREGISTERED OFFERING MADE IN RELIANCE ON REGULATION D, PLEASE DISCLOSE THE PARTICULAR RULE USED.

      Except as otherwise noted in Part II, Item 25, each unregistered offering was made in reliance on Section 4(2) of the Securities Act of 1933, as amended. We have added disclosure to clarify the exemptions relied upon.

76. DISCLOSE THE FACTS SUPPORTING YOUR RELIANCE UPON SECTION 4(2) AND REGULATION D AS AN EXEMPTION FOR EACH UNREGISTERED TRANSACTION, AS REQUIRED BY ITEM 701(D) OF REGULATION S-B.

      We have added the requested disclosure.

77. DISCLOSE THE NUMBER OF SHAREHOLDERS IN THE FOLLOWING TRANSACTIONS: THE APRIL 6, 2004 ISSUANCE TO THE MEMBERS OF LENSCARD US, LLC; THE APRIL 6, 2004 ISSUANCE TO SHAREHOLDERS OF LENSCARD INTERNATIONAL LIMITED; AND THE APRIL 7, 2004 TO OCTOBER 18, 2004 ISSUANCE.

      In response to the Staff's comment, we have added the requested disclosure.

      ITEM 27. EXHIBITS
      -----------------

78.   EXHIBIT 10.8 IS NOT SIGNED. PLEASE FILE A VALIDLY EXECUTED AGREEMENT.

      We have revised the signature page of Exhibit 10.8 in response to the Staff's comment.

Securities and Exchange Commission
December 9, 2004
18


79. WE NOTE REFERENCE TO THE "NEW LENSCARD TRANSACTION SUMMARY" DATED JUNE 13, 2003 IN VARIOUS DOCUMENTS. PLEASE ADVISE WHAT THIS IS AND, IF APPROPRIATE, FILE AS AN EXHIBIT.

      We supplementally advise the Staff that the transaction summary dated June 13, 2003 is a draft summary of the Company's proposed corporate restructuring. It was prepared by the Company's tax attorney. Disclosure of the transaction summary would add little to an investor's understanding of the Company's business, and accordingly, we believe that it is unnecessary to have it filed as an exhibit to the Registration Statement.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                                Very truly yours,
                                Richardson & Patel LLP

                                /s/ Dorothy B. Vinski
                                ---------------------------
                                Dorothy B. Vinski, Esq.



cc:   Mr. Alan Finkelstein
      Mr. Bennet Lientz, Jr.
      Nimish Patel, Esq.